Media Release
Planegg/Munich, Germany, October 27, 2022

GSK, MorphoSys’ Licensing Partner, Provides Update on ContRAst Phase III Program for Otilimab in Moderate to Severe Rheumatoid Arthritis

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that its licensing partner, GSK plc (LSE/NYSE: GSK), provided an update on the ContRAst phase III program for otilimab as a potential treatment of moderate to severe rheumatoid arthritis (RA). The ContRAst phase IIl program enrolled a broad range of difficult-to-treat patients who had an inadequate response to or could not tolerate available treatments.

ContRAst-1 and ContRAst-2 met their primary endpoints of a statistically significant ACR20 (American College of Rheumatology criteria) response versus placebo at week 12 in patients with inadequate response to methotrexate (ContRAst-1) and conventional synthetic or biologic disease modifying antirheumatic drugs (DMARDs) (ContRAst-2). Data from ContRAst-3, the third trial in the program, did not demonstrate statistical significance on the primary endpoint of ACR20 response versus placebo at week 12 in patients with inadequate response to biologic DMARDs and/or Janus Kinase inhibitors.

According to GSK, assessment of efficacy and safety data from the ContRAst program is ongoing, however the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment to transform patient care for this difficult-to-treat population of RA patients. As a result, GSK has decided not to progress with regulatory submissions. GSK is planning to submit full results from the ContRAst phase III program for publication in 2023.

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com